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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  5  )*
                                             -----

 SUBSTANCE ABUSE TECHNOLOGIES, INC. (FKA U.S. Alcohol Testing of America, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91154J101
                -------------------------------------------------
                                 (CUSIP Number)


    Scott J. Lederman, Esq. 777 Long Ridge Road, Stamford, Connecticut 06902
                                 (203) 614-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 October 9, 1997
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                        ------------------------------
CUSIP No.  91154J101                             Page    2   of    7   Pages
         ---------------                               -----     ----
-------------------------                        -------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.A.C. Capital Advisors, LLC

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a [x]
                                                                          (b [ ]


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

 NUMBER OF             None

  SHARES           -------------------------------------------------------------
                   8   SHARED VOTING POWER
BENEFICIALLY
                       3,247,582
 OWNED BY
                   -------------------------------------------------------------
   EACH            9   SOLE DISPOSITIVE POWER

 REPORTING             None

  PERSON           -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
   WITH
                       3,247,582

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,247,582
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.36%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                        ------------------------------
CUSIP No.  91154J101                             Page    3   of    7   Pages
         ---------------                               -----     ----
-------------------------                        -------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STEVEN A. COHEN

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a [ ]
                                                                         (b [ ]


--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

 NUMBER OF             3,281,482

  SHARES           -------------------------------------------------------------
                   8   SHARED VOTING POWER
BENEFICIALLY
                       3,247,582
 OWNED BY
                   -------------------------------------------------------------
   EACH            9   SOLE DISPOSITIVE POWER

 REPORTING             3,281,482

  PERSON           -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
   WITH
                       3,247,582

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,529,064
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.05%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------                        ------------------------------
CUSIP No.  91154J101                             Page    4   of    7   Pages
         ---------------                               -----     ----
-------------------------                        -------------------------------

This Amendment Number 5 to Schedule 13D is filed by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors" and, together with Cohen, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value per share ("Shares") of Substance Abuse Technologies, Inc. (formerly known as U.S. Alcohol Testing Centers of America, Inc.), a Delaware corporation (the "Company"), held by Cohen and S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), respectively. SAC Associates is not listed as a Reporting Person on this
Schedule 13D because all voting and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement.

This Amendment is filed to report certain changes in the Reporting Persons' investment in the Company pursuant to the Company's bankruptcy and potential reorganization.

ITEM 1.       SECURITY AND ISSUER

No amendment.

ITEM 2.       IDENTITY AND BACKGROUND

No amendment.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No amendment.

ITEM 4.       PURPOSE OF TRANSACTION

On September 10, 1997, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida ("Bankruptcy Court"), thereby initiating a Chapter 11 bankruptcy proceeding assigned case number 97-25669-BKC-RBR ("Bankruptcy Case"). As stated in documents filed with the Bankruptcy Court by the Reporting Persons in connection with an Emergency Motion for Orders Authorizing Interim and Final DIP Financing and Use of Cash Collateral, the Company and the Reporting Persons are negotiating the terms of a consensual plan of reorganization that may entail converting some or all of the Reporting Persons' Convertible Notes (as defined in Amendment Number 2 to
Schedule 13D) to equity in a reorganized company. As discussed in Item Six, as of October 9, 1997, the Reporting Persons have extended certain loans and made certain payments to the Company.

The Reporting Persons have not recently sold, but, subject to the outcome of the bankruptcy proceeding described above, may from time to time in the future depending on their evaluation of various factors sell or otherwise dispose of, some or all of the Shares in open market transactions or otherwise. Depending on various factors, including the outcome of the bankruptcy proceedings, the evaluation of the investment potential of the Shares, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to dispose of Shares, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, the Reporting Persons may in the future take such other actions with respect to such holdings in the Company as they deem appropriate in light of

                                  SCHEDULE 13D
-------------------------                        ------------------------------
CUSIP No.  91154J101                             Page    5   of    7   Pages
         ---------------                               -----     ----
-------------------------                        -------------------------------


circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

Except as set forth above, as of the date of this Schedule, neither of the Reporting Persons nor the entities and individuals described in Item 2 of
Schedule 13D has any plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

No amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Prior to the initiation of the Bankruptcy Case on September 10, 1997, Cohen and SAC Associates agreed to provide certain financing to the Company during the Bankruptcy Case in amounts up to $2,900,000 for operating costs, professional expenses, and certain acquisition expenses, as well as a $75,000 pre-bankruptcy loan to be used to pay professional expenses related to the bankruptcy. All of the proposed loans (other than the pre-bankruptcy $75,000 loan) are subject to Bankruptcy Court review and approval.

On September 11 and 26, 1997, the Bankruptcy Court entered two preliminary orders ("Existing Orders") that together authorized the Company to borrow up to $425,000 from Cohen and SAC Associates through October 24, 1997. As of October 9, 1997 substantially all of such amounts (in addition to the $75,000 pre-bankruptcy loan) has been loaned to the Company by Cohen and SAC Associates.

Any loans by SAC Associates or Cohen to the Company above those authorized by the Existing Orders remain subject to Bankruptcy Court approval. As of October 14, 1997, neither SAC Associates nor Cohen is committed to extend the full amount of the financing described above to the Company. A hearing is scheduled before the Bankruptcy Court on October 23, 1997 to consider the Company's request for court authority to borrow additional funds from SAC Associates and Cohen as described above.

SAC Associates and Cohen have also had, and expect to continue to have, discussions with representatives of the Company concerning the terms of a possible plan of reorganization for the Company, which plan could include the conversion of a substantial portion of the Company's liabilities, including the Convertible Notes, to equity in a reorganized Company. At this time, no commitments have been made by Cohen or SAC Associates to the Company, or vice versa, with respect to the terms of a reorganization plan.

                                  SCHEDULE 13D
-------------------------                        ------------------------------
CUSIP No.  91154J101                             Page    6   of    7   Pages
         ---------------                               -----     ----
-------------------------                        -------------------------------


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

None.

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 14th day of October, 1997.



S.A.C. CAPITAL ADVISORS, LLC



By: /s/ SCOTT J. LEDERMAN                           /s/ STEVEN A. COHEN
   -----------------------------                --------------------------------
     Scott J. Lederman, Esq.                           Steven A. Cohen